NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO SHANGHAI TAIWAN BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES NANETTE C. HEIDE DIRECT DIAL: +1 212 692 1003 PERSONAL FAX: +1 212 202 5334 E-MAIL: ncheide@duanemorris.com www.duanemorris.com	ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

May 2, 2017

Kim McManus
Senior Counsel
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mailstop 3233
Washington, D.C. 20549

Re:                             Four Springs Capital Trust
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted May 2, 2017 CIK No. 0001558536

Dear Ms. McManus:

On behalf of Four Springs Capital Trust (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 21, 2017, relating to the above-referenced amended draft registration statement of the Company confidentially submitted to the Commission on Form S-11 (CIK No. 0001558536) on March 31, 2017 (the “First Amended Draft Registration Statement”).

The Company is concurrently confidentially submitting an amended Registration Statement on Form S-11 (“Amendment No. 2”). The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the First Amended Draft Registration Statement. For the convenience of the Staff, we are supplementally providing blacklined copies of Amendment No. 2, marked to show changes from the First Amended Draft Registration Statement.  In addition, in connection with the Company’s response to Comment No. 2 in its correspondence with the Staff dated March 31, 2017, the Company is supplementally providing a copy of the proposed graphics to be inserted in the prospectus prior to the table of contents.

DUANE MORRIS LLP

1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2.

Statement Regarding Industry and Market Data, page iii

1.                                      We note your response to our prior comment 4. Please confirm, if true, that you did not commission Real Capital Analytics in connection with this offering.

Response:

The Company notes the Staff’s comment and confirms that the Company did not commission Real Capital Analytics in connection with this offering.  The Company entered into an agreement with Rosen Consulting Group (“Rosen”), pursuant to which the Company has agreed to pay Rosen a fee to use certain statements in the prospectus.  The statements were prepared by Rosen in the course of its business as an independent provider of real estate and regional economic research. It is the Company’s understanding that Rosen has an agreement with Real Capital Analytics (“RCA”) authorizing Rosen to use RCA data in Rosen’s market research, including in the statements which Rosen has provided to the Company.

Competitive Strengths, page 7

2.                                      We note your response to comment 5. Please further revise your disclosure to explicitly state that management determined that the acquisition of properties in your pipeline is not probable.

Response:

The Company notes the Staff’s comment and has revised the disclosures under the headings “Prospectus Summary — Competitive Strengths” and “Our Business — Competitive Strengths” to explicitly state that management has determined that the acquisition of the properties in its pipeline is not probable at this time.

Common Share Restructuring Transaction, page 14

3.                                      We note your response to comment 6 and your disclosure on pages 158 and 159. It appears that, in some cases, you may use a multiple of 150% when calculating the number of common shares to be issued in exchange for non-participating common shares. Please clarify for us and in your filing if you can issue more than a 1-to-1 ratio of common shares in exchange for non-participating common shares. To the extent you can issue these additional share amounts, please ensure that your disclosure throughout your filing clarifies the maximum number of common shares that can be issued in exchange for non-participating common shares.

Response:

The Company respectfully advises the Staff that the Company will not issue common shares in exchange for non-participating common shares at a ratio greater than 1-to-1.  As described in the prospectus, as a result of the Common Share Restructuring Transaction, holders of the Company’s currently outstanding common shares will hold both common shares and non-participating common shares in amounts to be determined which will be disclosed in the prospectus.  See the information in the prospectus under the heading “Prospectus Summary—Common Share Restructuring Transaction.”  As a result, there will be a finite number of non-participating common shares that may become eligible to be exchanged for an equal number of common shares.  The multiple of 150% only affects the number of non-participating common shares which may become eligible to be exchanged for common shares in a given annual performance period and does not affect the aggregate number of common shares that may be issued in exchange for the non-participating common shares.

More specifically, upon the occurrence of certain performance-based financial milestones (the “Milestones”), the holders of the non-participating common shares will be entitled to exchange their respective non-participating common shares for common shares.  Again, the common shares for which the non-participating common shares may be exchanged is a finite number.  The rate at which the non-participating common shares may be exchanged for common shares (i.e. the timing) is dependent upon the level of achievement of the Milestones.  For example, if the Milestones are achieved at a level at least equal to the Maximum Percentage, then the number of non-participating common shares which may be exchanged for common shares is determined at a multiple of 150%.  This would result in any non-participating common shares that were not eligible for exchange in a previous annual performance period now being eligible for exchange.  For Milestones achieved in between the measurement percentages, the number of non-participating common shares that may be exchanged will be determined by linear interpolation.  The overall maximum number of common shares issuable upon the exchange of non-participating common shares cannot exceed the number of non-participating common shares issued in the Common Share Restructuring Transaction.  The multiple of measurement percentages only affects the timing of the ability to exchange the non-participating common shares for the common shares.

The Company has added disclosure to the prospectus indicating that the number of common shares that may be issued in exchange for non-participating common shares may not exceed the number of outstanding non-participating common shares (i.e. the rate at which non-participating common shares may be exchanged for common shares may not exceed 1:1).  See “Description of Securities—Shares of Beneficial Interest—Non-participating Common Shares.”

Summary Risk Factors, page 17

4.                                      We note your response to our prior comment 7. Please revise your disclosure to quantify the net losses.

Response:

The Company notes the Staff’s comment and has revised the disclosures in the fourth bullet under the Summary Risk Factors section and the corresponding risk factor under the heading “Risk Factors — Risks Related to Our Business” to quantify the net losses.

Distribution Policy, page 66

5.                                      Please revise your disclosure to indicate, if true, that you intend to pay the distribution rate for at least 12 months.

Response:

The Company notes the Staff’s comment and has revised the disclosure in the prospectus under the heading “Distribution Policy” to indicate that it intends to pay the distribution rate for at least 12 months following completion of the offering.

6.                                      Please include explicit cautionary language that the dividend is not guaranteed.

Response:

The Company notes the Staff’s comment and has revised the disclosure in the prospectus under the heading “Distribution Policy” to explicitly state that there is no guarantee that distributions will be made by the Company.

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2016, page 75

7.                                      Please revise your captions for ‘Common shares’ and ‘Preferred shares’ to disclose the amount of shares authorized, issued and outstanding on a historical and pro forma basis. Further, please provide a reconciliation of the historical amounts and pro forma amounts in a footnote.

Response:

The Company notes the Staff’s comment and has revised the captions for ‘Common shares’, ‘Preferred shares’ and ‘Non-participating common shares’ under the heading “Unaudited Pro Forma Financial Information - Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2016” to disclose the number of shares authorized, issued and outstanding on a historical and pro forma basis. Footnote (G) has been added to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2016 to provide a reconciliation of the historical and pro forma numbers.

8.                                      Please revise to include adjustments for the preferred share conversion and common share restructuring transaction.

Response:

The Company notes the Staff’s comment and has revised the disclosure to include adjustments for the preferred share conversion and common share restructuring transaction; such adjustments are included in the reconciliation disclosure included in footnote (G) to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2016.

Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2016, page 77

9.                                      We note your response to comment 6. Please clarify for us if you determined the Common Share Restructuring Transaction that results in the issuance of non-participating common shares should be accounted for as share-based compensation under ASC 718. Within your response, please reference the authoritative accounting literature that management relied upon.

Response:

Concurrent with the offering, the Company will complete the Common Share Restructuring Transaction in which all currently outstanding common shares (the “Existing Common Shares”) will be restructured as common shares and non-participating common shares of the Company. There are two categories of Existing Common Shares that will be restructured as non-participating common shares: (i) Existing Common Shares held by the founders of the Company which were issued to the founders commensurate with their investment in the Company at the time of the formation of the Company (the “Founders’ Shares”) and (ii) vested and unvested Existing Common Shares issued to employees of the Company pursuant to the Company’s employee award program (the “Employee Existing Common Shares”).

The Company determined that both the Existing Common Shares and the non-participating common shares are classified as equity. The new non-participating common shares do not participate in any dividends or distributions, have no voting rights, and are exchangeable for common shares (which are entitled to received distributions and have voting rights) only upon the Company meeting certain Milestones (i.e., the Company’s FFO/Share Growth Rate meeting or exceeding the Threshold Percentage and the Company’s TSR meeting or exceeding the Threshold Percentile determined based on the TSR of the Peer Group, as described under the heading “Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares”) or upon the occurrence of certain events (i.e., a change in control, or the sale of all or substantially all of the Company’s assets).

With respect to the Founders’ Shares that will be restructured as non-participating common shares, the Company considered the guidance in ASC 718-10-S99-2, “SEC Staff Announcement: Escrowed Share Arrangements and the Presumption of Compensation.” While the non-participating common shares are not escrowed shares, the Company believes this guidance is appropriately applicable to its non-participating common shares because the non-participating common shares will neither be issued nor exchanged for common shares based on continued employment. Historically, the Staff has expressed the view that an escrowed share arrangement involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory. However, this presumption may be overcome based on specific facts applicable to a particular transaction. In evaluating whether the presumption of compensation has been overcome, registrants are instructed to consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment. With respect to the Company, Founders’ Shares were not issued based on any requirement of continued employment by such individuals, and are considered issued and outstanding on the date of issuance. Similarly, the non-participating common shares issued in the Common Share Restructuring Transaction will not be subject to any requirement that the recipient remain employed by the Company. Additionally, any non-participating common shares that remain outstanding on a date to be determined and disclosed in the prospectus because the Company failed to meet all required Milestones will not become exchangeable for common shares and will be forfeited and cancelled. Accordingly, the Company has concluded that the Founders’ Shares restructured as non-participating common shares should not be accounted for as share-based compensation.

With respect to the Employees’ Existing Common Shares, the Company considered the guidance in ASC 718-20-35-3, which states that the modification of the terms and or conditions of an equity award shall be treated as an exchange of the original award for a new award. To the extent the Employees’ Existing Common Shares are restructured as non-participating common shares, compensation expense will be recognized based on the incremental value, if any, at the date of the Common Share Restructuring Transaction plus the unrecognized balance of the original share-based award of the Employees’ Existing Common Shares. The incremental value at the date of the Common Share Restructuring Transaction will be based on the fair value of the non-participating common shares issued after the Common Share Restructuring Transaction in excess of the fair value of the Existing Common Shares immediately before the Common Share Restructuring Transaction. To the extent the Employees’ Existing Common Shares are restructured as non-participating common shares, additional incremental value transferred, if any, will be recognized as additional compensation cost. The Company is currently in the process of evaluating the fair values of the Existing Common Shares and the non-participating common shares.

10.                               Refer to footnote (CC). Please revise to include depreciation and amortization expense related to your 2017 acquisition.

Response:

The Company notes the Staff’s comment and has revised footnote (CC) to the Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2016 to include depreciation and amortization expense related to the 2017 acquisition.

11.                               We note your response to comment 13 and your footnote (FF). It appears that the denominator used in computing pro forma EPS will include all the common shares to be issued in this offering. Please revise the denominator to only give pro forma effect to the common shares whose proceeds are being used to pay down the line of credit and term loan. You may also present additional EPS data reflecting the issuance of all shares if you consider this information meaningful. In addition, please revise to provide a reconciliation of the numerator used in the pro forma EPS calculation.

Response:

The Company notes the Staff’s comment and has revised the denominator in footnote (HH) (formerly footnote (FF)) to the Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2016 to only give pro forma effect to the common shares whose proceeds are being used to pay down the line of credit and term loan and reconcile the numerator used in the pro forma EPS calculation.

12.                               Refer to footnote (FF). Please tell us how you determined it was not necessary to also include the incremental number of contingently issuable common shares for outstanding warrants under the treasury stock method.

Response:

The Company notes the Staff’s comment and has revised its calculation in footnote (HH) (formerly footnote (FF)) to the Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2016 to include an adjustment for the incremental number of contingently issuable common shares for outstanding in-the-money warrants to be determined based on the IPO-price.

13.                               Refer to footnote (FF) and your disclosure that non-participating common shares are excluded from pro forma net income per common share. Please tell us how you determined it was appropriate to exclude these contingently issuable common shares. Within your response, please refer to paragraphs 48 through 57 of ASC 260-10-45.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that contingently issuable shares described in footnote (HH) (formerly foonote (FF)) are included in the denominator when calculating basic and diluted earnings per share for a reporting period if all of the necessary conditions for issuance are met, except for time, and such shares would be issuable as of the end of the reporting period, assuming the end of such reporting period was also the end of the contingency period.

The common shares issuable in exchange for non-participating common shares are contingently issuable shares because they are issuable in exchange for non-participating common shares only upon (i) the Company achieving the Milestones or (ii) upon the occurrence of certain events (i.e., a change in control, or the sale of all or substantially all of the Company’s assets).  The prospectus describes the Milestones and contingent exchange in detail under the heading “Description of Securities—Shares of Beneficial Interest—Non-participating Common Shares”.

Paragraph 48 of ASC 260-10-45 contains two conditions to consider in determining if contingently issuable shares should be included in the computation of diluted earnings per share, as follows:

a. If all necessary conditions have been satisfied by the end of the period (the events have occurred), those shares shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the contingent stock agreement, if later).

b. If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the contingent stock agreement, if later).

With respect to the Milestones, ASC 260-10-45-51 elaborates on paragraphs 45-48 with respect to earnings-based conditions — “If attainment or maintenance of a specified amount of earnings is the condition and if that amount has been attained, the additional shares shall be considered to be outstanding for the purpose of computing diluted EPS if the effect is dilutive. The diluted EPS computation shall include those shares that would be issued under the conditions of the contract based on the assumption that the current amount of earnings will remain unchanged until the end of the agreement, but only if the effect would be dilutive.”

As disclosed in the prospectus, the Milestones that must be achieved in order for the non-participating common shares to be exchangeable for common shares are based on the Company’s FFO/Share Growth Rate and TSR Relative Performance during future periods. Specifically, the Milestones’ contingency periods relate to future periods, as the FFO/Share Growth Rate will be measured against the Company’s FFO per share for the years ending December 31, 2018 through 2022 and the Company’s TSR Relative Performance will be based on the Company’s total shareholder return as compared to the total shareholder return of a Peer Group (as defined in the prospectus) during the years ending December 31, 2018 through 2022.  Non-participating common shares may be exchanged for common shares if the FFO/Share Growth Rate and/or the TSR Relative Performance meets or exceeds the minimum specified measurement percentages. Because the number of non-participating common shares that may be exchanged for common shares depends upon the Company’s future FFO/Share Growth Rate (which depends upon the

Company’s future operations) and its future TSR Relative Performance, (which depends upon the Company’s share price performance relative to the share price performance of peers), the Company has determined that it is not appropriate to include such contingently issuable shares in basic and diluted EPS.

With respect to the occurrence of certain events, in accordance with ASC 260-10-45-54, if the contingency is based on a condition other than earnings or market price (i.e., the change of control or sale of all or substantially all assets), the contingent shares shall be included in the computation of diluted earnings per share based on the assumption that the current status of the condition will remain unchanged until the end of the contingency period. The Company considered the occurrence of certain events as noted above to be conditions other than earnings or market price within the meaning of ASC 260-10-45-54. As neither of these events have occurred during any of the periods presented or to date, the Company determined that the conditions set forth in the guidance in ASC 260-10-45-54 have not been met.

The Company determined that based on the terms of the non-participating securities, neither condition contained in ASC 260-10-45-48a and 48b was met as of the filing of the prospectus, and could not be met until January 1, 2019, when the first measurement of performance can be made. Accordingly, the non-participating common shares were not included the earnings per share calculation.

14.                               We note your adjustment (D) on your unaudited pro forma consolidated balance sheet. Please revise your unaudited pro forma consolidated statement of operations to reflect the corresponding adjustment for net income attributable to noncontrolling interests in consolidated subsidiaries, as applicable.

Response:

The Company notes the Staff’s comment and has revised the disclosure under the heading “Unaudited Pro Forma Financial Information - Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2016” by adding footnote (EE) and related disclosure” to reflect the corresponding adjustment for net income attributable to noncontrolling interests in consolidated subsidiaries.

Results of Operations, page 82

15.                               We note your response to our prior comment 15. Please revise your leasing results disclosure to provide balancing disclosure regarding tenant improvements costs and leasing commissions for both new leases and renewals or tell us why you believe the information is not material.

Response:

The Company notes the Staff’s comment and has revised the disclosures under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Tenant Reimbursements and Other” to include the Company’s prior response to Staff Comment No. 15 which noted that the Company’s “tenant reimbursements and other” revenue consists primarily of real estate taxes, insurance, common area maintenance and other operating expenses reimbursed to the Company, as the landlord, by the tenants.

Additionally, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates — Accounting for Real Estate Investments” to clarify that the Company determined it owns all of the capitalized tenant improvements whose related depreciation is included in depreciation expense. Leasing costs are included as a component of the “origination value of acquired in place leases” whose accounting treatment is presented in the MD&A and footnotes to the consolidated financial statements. “The value assigned to in place leases is amortized as a component of depreciation and amortization in the accompanying consolidated statements of operations on a straight line basis over the remaining initial term of the related lease.” Further, the related amortization is disclosed in the consolidated statements of cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 89

16.                               We note your response to comment 16 and your revisions to your filing on pages 89 and 93. Specifically, we note that a portion of your increase in rental revenues is related to the average annual contractual base rent increase. Please tell us how these increases in rental revenues are consistent with your policy to record the effects of any scheduled rent increase on a straight-line basis.

Response:

The Company notes the Staff’s comment and has revised the disclosures under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operation - Results of Operations - Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015 - Rental Revenues” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation - Results of Operations - Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014 - Rental Revenues” to provide updated disclosures on the results of operations relating to rental revenues.  The Company records all scheduled rent increases on a straight-line basis over the term of the lease. The changes in rental revenues are a result of the timing of property acquisitions and dispositions and the Company’s revised disclosure details these components on a gross basis.

Notes to Consolidated Financial Statements

3.                                      Real Estate, page F-20

17.                               We note your response to comment 3 and your revisions to your filing. Please further revise to include the date of the Form 8-K filed by Shire plc.

Response:

The Company notes the Staff’s comment and has revised the disclosure in Note 3. Real Estate to its Consolidated Financial Statements to include the date of the Form 8-K filed by Shire plc.

18.                               We note your response to comment 35 and your revisions to your filing. Please further revise to include the disclosures required by paragraph 2.h.1 of ASC 805-10-50.

Response:

The Company notes the Staff’s comment and has revised the disclosure in Note 3. Real Estate to its Consolidated Financial Statements to include the disclosures required by paragraph 2.h.1 of ASC 805-10-50.

13.                               Earnings Per Share, page F-34

19.                               Please revise your filing to include specific information about the securities that could potentially dilute basic EPS but were not included in diluted EPS because they are considered anti-dilutive. Your revisions should include, but not necessarily be limited to, the number of shares that could be issued for warrants, OP units, and stock options. Please refer to ASC 260-10-50-1c.

Response:

The Company notes the Staff’s comment and has revised the disclosure in Note 13. Earnings Per Share to its Consolidated Financial Statements to include the disclosures required by ASC 260-10-50-1c.

14.                               Shared Based Compensation and Employee benefits, page F-34

20.                               We note your response to our comment 37. We will continue to monitor your filing for this issue. We may have further comment.

Response:

The Company notes the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 692-1003 with any questions or comments regarding this filing or if you wish to discuss the above.

Very truly yours,

Nanette C. Heide

cc:                                William P. Dioguardi, CEO, Four Springs Capital Trust

Richard A. Silfen, Partner, Duane Morris LLP

J. Gerard Cummins, Partner, Sidley Austin LLP

Bartholomew A. Sheehan, III, Partner, Sidley Austin LLP